Exhibit 99.14

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated August 22, 2025 with respect to the financial statements and financial highlights of The Core Fixed Income Portfolio, The U.S. Government Fixed Income Securities Portfolio, The U.S. Corporate Fixed Income Securities Portfolio, and The U.S. Mortgage/Asset Backed Fixed Income Securities Portfolio (four of the funds within the HC Capital Trust) included in the Certified Shareholder Report of Registered Management Investment Companies on Form N-CSR, which is incorporated by reference on Form N-14 (the "Registration Statement"). We consent to the use of the aforementioned report in the Prospectus and Statement of Additional Information contained in this Registration Statement, and to the use of our name as it appears under the caption "Financial Highlights".

/s/ GRANT THORNTON LLP

Chicago, Illinois
November 21, 2025